                                                       REGISTRATION NO. 333-4842
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                           POST-EFFECTIVE AMENDMENT TO
                                    FORM F-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
                      ------------------------------------

                           TELEFONICA DEL PERU S.A.A.

   (Exact name of issuer of deposited securities as specified in its charter)

                               TELEFONICA OF PERU
                   (Translation of issuer's name into English)

                      ------------------------------------
                                Republic of Peru

            (Jurisdiction of Incorporation or organization of Issuer)
                      ------------------------------------


                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)
                   4 NEW YORK PLAZA, New York, New York 10004
                            Tel. No.: (212) 623-0636

         (Address, including zip code, and telephone number of depositary's principal offices)
                      ------------------------------------
                                 CT Corporation

                          111 Eighth Avenue, 13th Floor
                               New York, New York
                                 (212) 894-8400

    (Address, including zip code, and telephone number of agent for service)
                      ------------------------------------

Scott A. Ziegler, Esq.                Copies to:      Andres V. Gil, Esq.
Ziegler, Ziegler & Associates LLP                     Davis Polk & Wardwell
570 Lexington Avenue                                  450 Lexington Avenue
New York, New York 10022                              New York, New York 10017
(212) 319-7600                                        212) 450-4000


         It is proposed that this filing become effective under Rule 466

               [X] immediately upon filing    [ ] on [date] at [time]


If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE
                         -------------------------------


                                               Proposed       Proposed
                                               Maximum        Maximum
                                  Amount       Offering       Aggregate    Amount of
Title of Each Class of             to be       Price Per      Offering     Registration
Securities to be Registered     Registered     Unit           Price        Fee
=======================================================================================
American Depositary Shares
evidenced by American
Depositary Receipts, each
American Depositary Share
representing Ten Class B
Shares, nominal value S/1.00
each of Telefonica del Peru
S.A.A.                           N/A              N/A          N/A           N/A
======================================================================================

         The Prospectus consists of the form of American Depositary Receipt ("ADR" OR "American Depositary Receipt")included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

                                                    Location in Form of
        Item Number                                 ADR Filed Herewith
        and Caption                                 as Prospectus
        -----------                                 -------------------
Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

1.      Name of depositary and                      Face, introductory paragraph
        address of its principal                    and final sentence on face.
        executive office

2.      Title of American Depositary                Face, top center and
        Receipts and identity of                    introductory paragraph
        deposited securities

        Terms of Deposit

          (i)   The amount of deposited             Face, upper right corner
                securities represented by           and introductory
                one unit of American                paragraph
                Depositary Receipts

         (ii)   The procedure for voting,           Reverse, paragraph (12)
                if any, the deposited
                securities

        (iii)   The collection and                  Face, paragraphs (4), (5) and
                distribution of dividends           (7); Reverse, paragraph (10)

         (iv)   The transmission of                 Face, paragraphs (3) and (8);
                notices, reports and                Reverse, paragraph (12)
                proxy soliciting material

          (v)   The sale or exercise of             Face, paragraphs (4) and (5);
                rights                              Reverse, paragraph (10)

         (vi)   The deposit or sale of              Face, paragraphs (4) and (5);
                securities resulting from           Reverse, paragraphs (10) and
                dividends, splits or plans          and (13)
                of reorganization

        (vii)   Amendment, extension or             Reverse, paragraphs (16)
                termination of the deposit          and (17) (no provision
                agreement                           for extension)


                                                    Location in Form of
        Item Number                                 ADR Filed Herewith
        and Caption                                 as Prospectus
        -----------                                 -------------------
       (viii)   Rights of holders of Receipts       Face, paragraph (3)
                to inspect the transfer books
                of the Depositary and the
                lists of holders of Receipts

         (ix)   Restrictions upon the right         Face, paragraphs (1), (2),
                to deposit or withdraw the          (4) and (5)
                underlying securities

          (x)   Limitation upon the liability       Reverse, paragraph (14)
                of the Depositary and/or the
                Company

3.      Description of all fees and                 Face, paragraph (7)
        charges which may be imposed
        directly or indirectly against
        the holders of Receipts


Item 2.  AVAILABLE INFORMATION

(b) Statement that the foreign                      Face, paragraph (8)
issuer is subject to the
periodic reporting requirements of
the Securities Exchange Act of 1934
and, accordingly, files certain reports
with the Securities and Exchange
Commission

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


         (a) (2) Form of Amendment No. 1 TO Deposit Agreement




         (e)     Certification under Rule 466


Item 4.  UNDERTAKINGS




         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMORGAN CHASE BANK, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 21, 2004.

                                 Legal entity created by the form of Deposit
                                 Agreement for the issuance of ADRS evidencing American Depositary Shares

                                 By: JPMORGAN CHASE BANK, as Depositary



                                 By: /s/ Joseph M. Leinhauser
                                     --------------------------
                                 Name:  Joseph M. Leinhauser
                                 Title: Vice President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 21, 2004.



                                           Telefonica del Peru S.A.A.

                                           /s/ Juan Revilla Vergara
                                           ------------------------------
                                           Name:  Juan Revilla Vergara
                                           Title: Chief Executive Officer



Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of January 21, 2004.



                  Signatures                                       Title
                  ----------                                       -----
            /s/ Javier Nadal Arino
  -------------------------------------------
              Javier Nadal Arino                                  Chairman

           /s/ Juan Revilla Vergara
  -------------------------------------------
             Juan Revilla Vergara                   Chief Executive Officer and Director

  -------------------------------------------
   Fernando Jose de Almansa Moreno-Barreda                        Director

     /s/ Jose Maria Alvarez Pallete Lopez
  -------------------------------------------
       Jose Maria Alvarez Pallete Lopez                           Director

              /s/ Eduardo Caride
  -------------------------------------------
                Eduardo Caride                                    Director

        /s/ Jose Antonio Colomer Guiu
  -------------------------------------------
          Jose Antonio Colomer Guiu                               Director

  -------------------------------------------
           Alfonso Ferrari Herrero                                Director

  -------------------------------------------
              Enrique Used Aznar                                  Director

  -------------------------------------------
               Luis J. Bastida                                    Director

           /s/ Antonio Villa Mardon
  -------------------------------------------
             Antonio Villa Mardon                         Chief Financial Officer

           /s/ Diego Martinez-Caro
  -------------------------------------------
             Diego Martinez-Caro                          Chief Accounting Officer

            /s/ Donald J. Puglisi
  -------------------------------------------
              Donald J. Puglisi                         Authorized Representative in
                                                             the United States

                                INDEX TO EXHIBITS



  Exhibit                                                           Sequentially
  Number                                                            Numbered Page
  ------                                                            -------------
  (a)(2)       Form of Amendment to Deposit Agreement.
  (e)          Rule 466 Certification